Exhibit 99.17

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTH PERIOD ENDED
MARCH 31, 2020

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 7, 2020 and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the three months ended March 31, 2020, and related notes thereto, which are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as permitted by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q1 2020” and “Q1 2019” are to the three months ended March 31, 2020 and March 31, 2019, respectively. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$” or “dollars” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” are to Brazilian Reais.

This MD&A refers to various non-IFRS measures, such as C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, Working Capital (Deficit), Available Liquidity, and Net Debt. Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures.

This MD&A contains “forward-looking information” that is subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such information will prove to be accurate, and actual results and future events may differ materially from those anticipated in such information. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on this forward-looking information.  All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of May 7, 2020, unless otherwise stated.

BUSINESS OVERVIEW

Ero, headquartered in Vancouver, B.C., is focused on copper production growth from the Vale do Curaçá Property, located in Bahia, Brazil. The Company’s primary asset is a 99.6% interest in the Brazilian copper mining company, Mineraҫão Caraíba S.A. (“MCSA”), 100% owner of the Vale do Curaçá Property with over 40 years of operating history in the region. The Company currently mines copper ore from the Pilar and Vermelhos underground mines. In addition to the Vale do Curaçá Property, MCSA owns 100% of the Boa Esperanҫa development project, an IOCG-type copper project located in Pará, Brazil and the Company, directly and indirectly, owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Vale do Curaçá, Boa Esperanҫa and NX Gold properties, can be found on the Company’s website (www.erocopper.com) and on SEDAR (www.sedar.com).

Ero Copper Corp. March 31, 2020 MD&A                                                                    Page 1

HIGHLIGHTS

	2020 - Q1	2019 - Q4	2019 - Q1
Operating Information
Copper (MCSA Operations)
Ore Processed (tonnes)	607,959	589,065	530,133
Grade (% Cu)	1.95	2.16	2.19
Cu Production (tonnes)	10,657	11,526	10,645
Cu Production (lbs)	23,495,098	25,411,100	23,468,419
Cu Sold in Concentrate (tonnes)	10,432	11,595	10,033
Cu Sold in Concentrate (lbs)	22,999,136	25,562,212	22,118,394
C1 cash cost of copper produced (per lb)	$0.71	$0.80	$0.91
Gold (NX Gold Operations)
Au Production (ounces)	7,866	6,043	10,119
C1 cash cost of gold produced (per ounce)	$594	$980	$486
Financial information ($millions, except per share amounts)
Revenues	$67.7	$75.7	$72.0
Gross profit	$30.7	$31.1	$32.6
EBITDA	$(50.6)	$34.3	$37.2
Adjusted EBITDA	$33.4	$31.2	$39.3
Cash flow from operations	$37.3	$35.9	$25.1
Net income (loss)	$(53.0)	$16.3	$15.5
Net income (loss) attributable to owners of
the Company	$(52.8)	$45.2	$15.3
Net income (loss) per share attributable to
owners of the Company
- Basic	$(0.62)	$0.53	$0.18
- Diluted	$(0.62)	$0.49	$0.17
Adjusted net income attributable to owners
of the Company	$20.8	$40.7	$15.7
Adjusted net income per share attributable to
owners of the Company
- Basic	$0.24	$0.47	$0.19
- Diluted	$0.23	$0.44	$0.17
Cash and Cash Equivalents	$44.3	$21.5	$19.5
Working Capital Deficit	$(12.4)	$(4.9)	$(0.7)
Net Debt	$(140.1)	$(136.4)	$(133.1)

Ero Copper Corp. March 31, 2020 MD&A                                                                    Page 2

Q1 2020 Highlights

Proactive response to mitigate impacts of COVID-19 pandemic

•	While the Company has had no disruption to operations, supply chains or sales channels as a result of the COVID-19 pandemic to date, the Company has implemented extensive mitigation measures, which include:

(i)	eliminated all non-essential travel to and from the Company’s mining operations;

(ii)	weekly engagement with all suppliers and active stockpiling of key consumables to protect against any supply chain disruptions;

(iii)	reduced human interaction throughout the organization as much as possible by closing administrative offices and moving to a work-from-home format, increasing social distancing by limiting the number of employees travelling on provided buses between the Company’s mining communities and mines, limiting the number of employees in the cafeteria at any given time, cancelling all group meetings, implementing social-distancing for essential line-out meetings and encouraging work-from-home and video/telephone conferencing where feasible;

(iv)	established COVID-19 committees with senior leadership and local health administrators for the regions in which the Company operates;

(v)	Purchased 5,000 COVID-19 testing kits for the Company’s operations, and has donated a portion of these test kits, as well as other personal protective equipment, to each of the Company’s local municipalities to facilitate rapid testing throughout each community if required; and,

(vi)	implemented wellness education, health screenings and self-isolation protocols along with enhanced sanitization throughout the Company’s operations.

•	The Company bolstered its liquidity position during the period by drawing down its existing USD and BRL denominated credit facilities of $14.0 million and R$72.3 million, respectively.

•	The Company is closely monitoring the COVID-19 pandemic and continues to engage in active operational and financial contingency planning to prudently manage the potential impact of the pandemic on its operations.

Strong start to 2020 at MCSA Operations

•	607,959 tonnes processed grading 1.95% copper producing 10,657 tonnes of copper in concentrate after metallurgical recoveries that averaged 89.8% during the period.

•	Record C1 cash cost of $0.71 per pound of copper produced during Q1 2020, an improvement of $0.09 per pound of copper produced over the fourth quarter of 2019.

Curaçá Valley exploration programs continue to deliver in and near-mine – increasing focus on regional targets during second half of 2020

•	One of the most comprehensive exploration programs underway globally with 26 drill rigs operating within the Curaçá Valley and an additional five drill rigs operating at the NX Gold Mine.

•	Within the Pilar Underground Mine, drilling in the Deepening Extension zone continues to demonstrate continuity of the high-grade ‘Superpod’ mineralization below the known extent of the mine. The Deepening Extension zone now extends over approximately 800 meters in strike-length and to depth over 400 meters below the current level of the primary ramp, highlighted during the period by hole FC47163 that intersected 22.8 meters grading 3.18% copper including 10.6 meters grading 5.29% copper and hole FC5623, located approximately 400 meters north of hole FC47163, that intersected 21.8 meters grading 2.27% copper including 2.8 meters grading 7.76% copper. The Deepening Extension zone remains open to the north and to depth.

Ero Copper Corp. March 31, 2020 MD&A                                                                    Page 3

•	In the Vermelhos Mine, drilling continues to be focused on both infill drilling for mine planning and extensions to the limits of known mineralization beneath the main orebodies of Toboggan and Sombrero. The first systematic fan drilling exploration program surrounding the Vermelhos Mine, including immediately below the deposit, commenced during the period and the program is in its infancy. Preliminary results of the systematic fan drill program are highlighted by FVS-709 that intersected 7.6 meters grading 11.48% copper including 4.6 meters grading 17.39% copper and holes FVS-585 that intersected 10.0 meters grading 2.98% copper including 3.4 meters grading 4.79% copper. Beneath the main orebodies of Toboggan and Sombrero, where drilling to date has been limited, results are highlighted by hole FVS-638 that intersected 7.2 meters grading 2.16% copper including 2.0 meters grading 4.62% copper and hole FVS-634 that intersected 2.5 meters grading 3.52% copper, located approximately 96 meters and 125 meters beneath the main Vermelhos orebodies, respectively, and are the deepest holes drilled beneath the main orebodies to date.

•	At Siriema, drilling during the period continued to extend the known limits of mineralization beneath the current inferred mineral resource limit with wide-spaced, down-plunge, 200 meter step-out exploration drilling resulting in a series of deeper intercepts. Results are highlighted by hole FSI-89 that intercepted 6.0 meters grading 2.21% copper including 3.0 meters grading 3.12% copper. The Siriema conduit has now been encountered from surface to a depth of approximately 550 meters below surface and over variable thicknesses from sub 1 meter up to 20 meters. Siriema remains open to depth and to the north where drilling and down-hole electromagnetic work continues to evaluate this potential.

•	Regional work comprised of both exploration drilling and ground-based geophysical work is currently focused on four newly interpreted mineral systems within the portfolio of targets defined during the Company’s comprehensive targeting work. Each of the new systems has an average strike length of 5 kilometers and contain multiple priority drill targets. Seven drill rigs (including four within the Vermelhos District) are currently operating on regional exploration targets in the Curaçá Valley. While preliminary results are encouraging, additional detail on these ongoing exploration programs is expected during the second half of 2020.

•	The closure of many third-party laboratories due to COVID-19 has limited the ability over the near-term to analyze for cobalt, gold and PGMs. The ability to test for these elements in the Company’s laboratory is currently in process.

Ramping up exploration efforts to extend mine life at the NX Gold Mine

•	Early success in programs focused on upgrading the current inferred mineral resource and testing down-plunge extensions of the high-grade mineralization of the Santo Antonio vein, highlighted during the period by high-grade intercepts drilled at the limit of the current inferred mineral resource and up to 125 meters down-plunge from the limits of the current mineral resource.

•	Commenced the first regional exploration campaign at the NX Gold Mine property.

Q1 2020 Financial Report

•	Debt Amendment: Ero amended its existing $80 million senior secured amortizing non-revolving credit facility and its $70 million senior secured revolving credit facility. Benefits of the amendment include a 25 to 50 basis point reduction in the Company’s cost of borrowing, depending on the consolidated leverage ratio, and the deferral of scheduled principal payments for two years, now commencing March 2022.

•	Strong cash flows from operations: Q1 2020 cash flows from operations was $37.3 million, an increase of $12.2 million from $25.1 million in Q1 2019.

Ero Copper Corp. March 31, 2020 MD&A                                                                    Page 4

•	Adjusted earnings per share (see Non-IFRS Measures): Q1 2020 adjusted earnings per share was $0.24 and $0.23, on a basic and diluted basis, respectively, compared with Q1 2019 adjusted earnings per share of $0.19 and $0.17, on a basic and diluted basis, respectively.

•	Unrealized foreign exchange losses: Q1 2020 financial results were impacted by the decline of the Brazilian real in comparison to Q4 2019, mainly through the change in the mark-to-market valuation of derivatives used to hedge BRL revenues. The Company recognized a US$52.7 million non-cash valuation loss on its USD/BRL foreign exchange collars.

The Company uses these structures to hedge Brazilian real denominated revenues. As a result of the COVID-19 pandemic and its impact on macro-economic interrelationships, there was a rapid decline of BRL at the end of the period and an increase in implied volatility of the BRL versus USD.

The BRL/USD devalued 29.0% to 5.1987 on March 31, 2020 compared 4.0307 on December 31, 2019, while the average exchange rate for Q1 2020 was only 8.5% higher at 4.4657 in compared to 4.1158 in Q4 2019.

Generally accepted accounting practices dictate that the liability be recognized with reference to the spot rate at period-end using a Black-Scholes valuation methodology. Using the same methodology with the average exchange rate for the quarter would have resulted in a materially lower impact on the income statement.

The Company does not believe that this impact on the income statement reflects the underlying profitability of the Company as it provides no offset for the expected future benefits of a lower BRL/USD exchange rate on operating costs and capital expenditures of the Company’s underlying business. These benefits outweigh the Company’s projected hedge losses that may result from these liabilities.

REVIEW OF OPERATIONS

Mineração Caraíba S.A. (Vale do Curaçá):

	2020 - Q1	2019 - Q4	2019 - Q1
Operating Information
Copper (MCSA Operations)
Ore Processed (tonnes)	607,959	589,065	530,133
Grade (% Cu)	1.95	2.16	2.19
Cu Production (tonnes)	10,657	11,526	10,645
Cu Production (lbs)	23,495,098	25,411,100	23,468,419
Concentrate Grade (% Cu)	33.5	35.0	35.2
Recovery (%)	89.8	90.7	91.8
Concentrate Sales (tonnes)	31,129	33,926	28,665
Cu Sold in Concentrate (tonnes)	10,432	11,595	10,033
Cu Sold in Concentrate (lbs)	22,999,136	25,562,212	22,118,394
C1 cash cost of copper produced (per lb)	$0.71	$0.80	$0.91

MCSA operations continued to perform well during the first quarter and in-line with expectations. During the first quarter, 347,125 tonnes of ore was mined grading 1.39% copper from the Pilar Mine (as compared to 433,258 tonnes of ore mined grading 1.73% copper during the fourth quarter) and 234,800 tonnes of ore was mined grading 2.26% copper from the Vermelhos Mine (as compared to 185,045 tonnes grading 3.39% copper during the fourth quarter). In total, contributions from both mines resulted in 581,925 tonnes grading 1.75% copper mined during the period. Quarter on quarter changes in both tonnes and grades mined reflect anticipated stope sequencing during the first quarter.

Ero Copper Corp. March 31, 2020 MD&A                                                                    Page 5

At the Company’s milling operations within the Curaçá Valley, 607,959 tonnes of ore grading 1.95% copper was processed during the period with average metallurgical recoveries of 89.8%. Mill feed tonnes and grade reflect the contribution from high-grade stockpiles that accumulated prior to year-end as part of the Company’s operating plan. Improving metallurgical recoveries remains a key focus of the Company and recoveries are expected to meaningfully improve with the commissioning of the high-intensity regrind mill circuit which remains on track for delivery and installation during the second quarter of 2020. The commissioning timeline, post installation, of the new regrind mill is uncertain due to global travel restrictions as a result of COVID-19.

C1 cash cost averaged a record low $0.71 per pound of copper produced during the period. C1 cash costs during the first quarter reflect both strong operational performance at the Company’s MCSA operations and a significant weakening of the BRL versus the USD during the period. Together, this resulted in a $0.09 decrease in C1 cash costs as compared to fourth quarter of 2019.

During the period, the Company continued to test ore-sorting over a variety of material sources and at varying grade profiles from deposits throughout the Curaçá Valley at its recently commissioned ore-sorting plant. This test work is expected to continue throughout the first half of 2020 with the objective of fully evaluating the potential for pre-concentration to increase mill head-grades. The ongoing ore-sorting project represents a potential value-enhancing opportunity to optimize known deposits within the Company’s existing portfolio as well as drive incremental value from new discoveries within the Curaçá Valley.

The Company has an extensive and comprehensive exploration program underway at its MCSA operations underpinning its overall organic growth strategy and its focus on the delivery of high returns on invested capital. Twenty-six drill rigs are currently operating in the Curaçá Valley, including twelve within the Pilar District, eleven in the Vermelhos District, and there are currently seven drill rigs (including four within the Vermelhos District) operating on regional exploration targets in the Curaçá Valley.

Three primary exploration areas within the Curaçá Valley were a focus of the Company’s exploration efforts during the first quarter (please refer to the Company’s press release dated April 22, 2020). These areas include:

(i)	Systematic drilling of a new ‘Superpod’ within the Pilar Mine Deepening zone that continues to demonstrate high-grade continuity outside the previously known limits of mineralization within the mine;
(ii)	extensional drilling of the Vermelhos System, both beneath the main deposits of the Vermelhos Mine and to depth within the Siriema deposit continue to demonstrate continuity of mineralization; and,
(iii)	regional work is progressing according to plan and is currently focused on four new systems within the Curaçá Valley.

In the Pilar Mine, exploration activities during the period focused on extending the limits of high-grade ‘Superpod’ mineralization of the Deepening Extension zone. The Company has now identified a mineralized area within the Deepening Extension zone that extends over approximately 800 meters in strike length, over a total depth of approximately 400 meters and over an average thickness of approximately 15 to 20 meters with localized thicknesses of up to 50 meters. Within the total strike length, a higher-grade continuous zone with a strike-length of approximately 400 to 500 meters is emerging in the central and northern segments of the target area. The zone remains open to the north and to depth. These results support the potential to meaningfully extend the mine life while maintaining an elevated grade profile. Five drill rigs will continue to systematically drill the Deepening Extension zone through the balance of the year. In addition, the Company’s pre-feasibility study on developing this new zone within the mine is well underway for inclusion in the Company’s updated mine plan currently expected during fourth quarter of 2020.

Ero Copper Corp. March 31, 2020 MD&A                                                                    Page 6

In the Vermelhos District, approximately 80 kilometers to the north of the Caraíba Mill complex, which includes the high-grade operating Vermelhos Mine, drilling is focused on both near-mine extensional drilling as well as new regional targets identified during the Company’s regional airborne survey and subsequent data compilation work of the broader Vermelhos System – a north-south trend encompassing the Vermelhos Mine, East Zone, Siriema N8/N9 deposit, and several high priority targets that extends over ten kilometers in strike length.

The first systematic fan drilling exploration program surrounding the Vermelhos Mine, including immediately below the deposit, commenced in Q1 2020 and is in its infancy. Results during the period are highlighted by new mineralized intercepts up to 125 meters beneath the main orebodies of Toboggan and Sombrero and, in addition, new extensions of the known limits of mineralization to the east and to the north of the main orebodies.

The exploration drill program at Siriema is focused on continuing to understand the relationship between the previously identified Keel Zone – a massive-sulphide breccia zone of elevated copper, nickel, cobalt and PGMs within the Siriema deposit, and a north-plunging mineralized controlling structure, or conduit, and the potential for larger zones of copper, nickel and PGM massive sulphide mineralization down-plunge of the Keel Zone along the conduit. During the period, wide-spaced, down-plunge, 200 meter step-out exploration drilling at Siriema has continued to intercept the controlling mineralized Siriema conduit at depth. To date, the Siriema conduit has now been encountered from surface to a depth of approximately 550 meters below surface and over variable thicknesses from sub 1 meter up to 20 meters. Siriema remains open to depth and to the north where drilling and down-hole electromagnetic work continues to evaluate this potential.

NX Gold S.A.

	2020 - Q1	2019 - Q4	2019 - Q1
Operating Information
Gold (NX Gold Operations)
Ore mined (tonnes)	36,211	40,453	38,771
Ore milled (tonnes)	36,211	43,207	38,717
Head grade (grams per tonne Au)	7.76	6.32	8.76
Recovery (%)	87.1%	68.9%	92.8%
Gold ounces produced (oz)	7,866	6,043	10,119
Silver ounces produced (oz)	4,868	4,315	6,359
Gold sold (oz)	7,526	5,810	10,023
Silver sold (oz)	4,645	4,247	6,224
C1 cash cost of gold produced (per ounce)	$594	$980	$486

At the NX Gold Mine, ramp-up of mining activity continues to accelerate within the Santo Antonio Vein following the successful transition from the Brás and Buracão veins in late 2019. Production totaled 7,866 ounces of gold and 4,868 ounces of silver (as by-product) from total mill feed of 36,211 tonnes grading 7.76 g/t gold after metallurgical recoveries of 87.1% during the period. Gold production, mill head-grade and recovery improved by 30%, 23% and 26%, respectively relative to the fourth quarter of 2019 and reflect the continued development of working faces within the new vein. C1 Cash costs averaged $594 per ounce of gold produced during the first quarter, an improvement of approximately 39% as compared to the fourth quarter of 2019. The Company continues to expect production to improve throughout 2020 as operations reach planned capacity from the Santo Antonio vein and, as a result, expects production to be weighted towards the second half of the year.

Ero Copper Corp. March 31, 2020 MD&A                                                                    Page 7

Exploration at the NX Gold Mine is primarily focused on both resource upgrade programs within the inferred mineral resource and testing down-plunge extensions of the Santo Antonio Vein. Drill results during the period continued to extend the known extent of mineralization within the Santo Antonio Vein down-plunge by a total of approximately 125 meters and over a strike length of approximately 160 meters. The vein remains open to depth. In addition, the first regional exploration campaign commenced at the NX Gold Mine during the period. Currently, five drill rigs are operating on the property.

Financial Update

Revenue: Revenues from the Company’s copper operations at MCSA decreased by 5.7% from $59.5 million in Q1 2019 to $56.1 million in Q1 2020. The decrease in revenue was attributed to a decrease in ore grade and lower average copper prices.

Revenues from the Company’s gold operations at NX Gold decreased 7.2% from $12.5 million in Q1 2019 to $11.6 million in Q1 2020. The decline was primarily a result of decreased production and sales volumes, partially offset by increased gold prices.

Mine gross profit: Mine gross profit from the Company’s copper operations at MCSA totaled $27.3 million in Q1 2019 compared to $24.9 million in Q1 2020. The decrease in mine gross profit was primarily driven by decreased revenues from decreased copper prices, partially offset by a decrease in cash costs over the comparative period as a result of a significant weakening of the BRL versus the USD during the period. The Company also recognized mine gross profit of $5.7 million in Q1 2020 compared to $5.3 million in Q1 2019 from its gold operations at NX Gold.

Net income: The Company recognized net income of $15.5 million (net income per share of $0.18) in Q1 2019 compared to a net loss of $53.0 million in Q1 2020 (net loss per share of $0.62), primarily attributable to the recognition of unrealized foreign exchange losses on foreign exchange currency collar contracts and foreign exchange losses on USD denominated debt.

2020 Guidance/Outlook

•	The Company is maintaining its 2020 production guidance for the Curaçá Valley operations of 41,000 to 43,000 tonnes of copper in concentrate.

•	Revised C1 cash cost guidance of US$0.70 to US$0.85 per pound of copper produced and capital expenditure guidance of US$56 to US$68 million[1] to reflect the depreciation of the BRL against the USD in Q1 2020.

•	While the work program remains unchanged, the capital estimate of the Company’s 2020 exploration campaign has been revised to US$20 to US$25 million[1,2] to fund the 2020 exploration program in the Curaçá Valley, also reflecting the depreciation of the BRL against the USD and reduced drilling costs per meter in USD terms. The program is highlighted by 172,000 meters of planned exploration drilling through September 2020, an annualized rate of approximately 230,000 meters, of which more than 50% is planned for regional exploration including drill testing of new greenfield targets identified during the Company’s airborne geophysical survey and ongoing data analysis. This compares to approximately 235,000 meters drilled during 2019 of which only 23% was allocated to regional exploration.

•	Annual production guidance for the NX Gold Mine remains unchanged at 38,000 to 40,000 ounces of gold at revised C1 cash costs of US$425 to US$525 per ounce of gold produced, with revised operating guidance costs similarly reflecting the depreciation of the BRL against the USD. Production continues to be weighted towards the second half of the year. Annual capital expenditure guidance for the NX Gold Mine has been revised to between US$7 and US$9 million plus US$2 to US$3 million[1,2] in exploration expenditures.

[1]	Revised capital and operating cost guidance presented in USD assuming a R$ / $ foreign exchange rate of 4.90 for 2020.

[2]	Exploration capital expenditure guidance for 2020 has been forecast through September of 2020 and, as with prior guidance, is dependent, in part, on future exploration success and subject to further review and revision.

Ero Copper Corp. March 31, 2020 MD&A                                                                    Page 8

2020 Production Outlook

The Company’s production guidance for 2020 remains unchanged.

Curaçá Valley Operations	2020 Guidance[1]
Tonnes Processed	2,150,000
Copper Grade (% Cu)	2.15%
Copper Recovery (%)	91.0%
Cu Production (000 tonnes)	41.0 - 43.0

NX Gold Operations	2020 Guidance[1]
Tonnes Processed	150,000
Gold Grade (gpt)	9.00
Gold Recovery (%)	90.0%
Au Production (000 ounces)	38.0 - 40.0
Ag Production (000 ounces)	n/a

(1) Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors.

2020 Cash Cost Guidance

The Company’s original guidance for 2020 had assumed a USD:BRL foreign exchange rate of 4.00, gold price of $1,450 per ounce and silver price of $17.00 per ounce. In recognition of the significant change in foreign exchange rates and precious metals during the first quarter of 2020, the Company has updated its operating cost guidance assuming a USD:BRL foreign exchange rate of 4.90, gold price of $1,700 per ounce and silver price of $15.00 per ounce.

	2020 Guidance	2020 Revised Guidance
Curaçá Valley C1 Cash Cost Guidance (US$/lb)[1]	$0.85 - $0.95	$0.70 - $0.85
NX Gold Mine C1 Cash Cost Guidance (US$/oz)[1]	$475 - $575	$425 – $525

(1) Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s SEDAR filings for complete risk factors.

2020 Capital Expenditure Guidance

The Company’s original capital expenditure guidance for 2020 had assumed a USD:BRL foreign exchange rate of 4.00. In recognition of the significant change in foreign exchange rates during the first quarter of 2020, the Company has updated its operating cost guidance assuming a USD:BRL foreign exchange rate of 4.90. Capital expenditures are presented below in USD millions.

Ero Copper Corp. March 31, 2020 MD&A                                                                    Page 9

Curaçá Valley / Copper Operations	2020 Guidance	2020 Revised Guidance Range
Pilar Mine and Caraíba Mill Complex[1]	$58.0	$45.0 - $55.0
Vermelhos Mine	$16.0	$11.0 - $13.0
Boa Esperanҫa Project	$0.2	$0.2 - $0.2
Capital Expenditure Guidance	$74.2	$56.2 - $68.2
Curaçá Valley Exploration[2]	$28.0	$20.0 - $25.0

NX Gold Operations	2020 Guidance	2020 Revised Guidance Range
Capital Expenditure Guidance	$5.7	$7.0 - $9.0
Exploration[2]	$3.5	$2.0 - $3.0
Total, NX Gold	$9.2	$9.0 – $12.0

[1]  Pilar Mine and Caraíba Mill Complex capital expenditure guidance for 2020 includes completion of the high-intensity grinding mill and operation of the ore-sorting pilot plant.

[2] Exploration capital expenditure guidance for 2020 has been forecast through September of 2020 and, as with prior guidance, is dependent, in part, on future exploration success and subject to further review and revision.

Mineração Caraíba S.A.

Copper production from the Curaçá Valley operations for 2020 is expected to be between 41,000 and 43,000 tonnes, with ore fed solely from the Pilar and Vermelhos underground mines. Production from the Pilar Mine is expected to contribute a total of approximately 1.4 million tonnes grading 1.40% copper while production from the Vermelhos Mine is expected to contribute a total of approximately 750,000 tonnes grading 3.50% copper resulting in a blended mill head grade of approximately 2.15% copper.

NX Gold S.A.

Approximately 150,000 tonnes of ore will be mined and processed from the Santo Antonio vein in 2020 at an average grade of 9.00 grams per tonne of gold. Following average metallurgical recoveries of 90.0%, gold production from the NX Gold Mine is expected to reach 38,000 to 40,000 ounces. The Company expects production from the NX Gold Mine to be weighted to the second half of the year as working faces continue to be developed in the Santo Antonio vein.

Boa Esperança

A full review of the Boa Esperança Feasibility Study1 remains ongoing with the goal of extending the potential mine life and increasing copper production among other desktop optimization initiatives. The Company expects to provide an update on these initiatives during the first half of 2020.

1.	As defined herein under “NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION”.

Ero Copper Corp. March 31, 2020 MD&A                                                                    Page 10

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q1 2020 and Q1 2019. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended	Three months ended
	Notes	March 31, 2020	March 31, 2019
Revenue	1	$67,745	$72,041
Cost of product sold	2	(35,811)	(38,140)
Sales expenses		(1,282)	(1,307)
Gross profit		30,652	32,594
Expenses
General and administrative	3	(7,503)	(6,623)
Share-based compensation		(2,049)	(1,843)
Income before the undernoted		21,100	24,128
Other income (expenses)
Finance income		467	136
Finance expense	4	(6,651)	(6,810)
Foreign exchange loss	5	(81,922)	(288)
Other income (expense)		(693)	1,048
Income loss) before income taxes		(67,699)	18,214
Income tax recovery (expense)
Current		(1,091)	(4,218)
Deferred		15,795	1,487
	6	14,704	(2,731)
Net income (loss) for the period		(52,995)	15,483
Other comprehensive loss
Foreign currency translation loss	7	(49,919)	(1,413)
Comprehensive income (loss)		$(102,914)	$14,070
Net income (loss) attributable to:
Owners of the Company		$(52,753)	$15,323
Non-controlling interests		(242)	160
		$(52,995)	$15,483
Comprehensive income (loss) attributable to:
Owners of the Company		$(102,472)	$13,916
Non-controlling interests		(442)	154
		$(102,914)	$14,070
Net income (loss) per share attributable to owners of the Company
Net income (loss) per share
Basic		$(0.62)	$0.18
Diluted		$(0.62)	$0.17
Weighted average number of common shares outstanding
Basic		85,759,194	84,804,389
Diluted		85,759,194	89,917,828
Cash and cash equivalents		$44,338	$19,488
Total assets		$409,640	$387,860
Non-current liabilities		$214,335	$199,506

Ero Copper Corp. March 31, 2020 MD&A                                                                    Page 11

Notes:

1.	Revenues for Q1 2020 from copper sales was $56.1 million (Q1 2019 - $59.5 million), which included the sale of 10,432 copper tonnes in concentrate as compared to 10,033 copper tonnes for Q1 2019. Although the Company processed more ore during Q1 2020 compared to Q1 2019, it was at a lower grade and the average price of copper decreased. Revenues for Q1 2020 from gold sales was $11.6 million (Q1 2019 - $12.5 million), which included the sale of 7,526 ounces of gold, compared to 10,023 ounces of gold for Q1 2019.

2.	Cost of product sold for Q1 2020 from copper sales was $30.0 million (Q1 2019 - $30.9 million) which consisted of $9.6 million (Q1 2019 - $9.8 million) in depreciation and depletion, $7.0 million (Q1 2019 - $7.5 million) in salaries and benefits, $4.0 million (Q1 2019 - $3.6 million) in materials and consumables, $4.6 million (Q1 2019 - $5.1 million) in contracted services, $3.0 million (Q1 2019 - $3.0 million) in maintenance costs, $1.7 million (Q1 2019 - $1.8 million) in utilities, and $0.1 million (Q1 2019 - $0.1 million) in other costs.

Cost of product sold for Q1 2020 from gold sales was $5.8 million (Q1 2019 - $7.3 million) which primarily comprised of $1.7 million (Q1 2020 - $1.6 million) in salaries and benefits, $0.9 million (Q1 2019 - $0.6 million) in contracted services, $0.6 million (Q1 2019 - $1.1 million) in maintenance costs, $1.0 million (Q1 2019 - $1.0 million) in materials and consumables, $0.9 million (Q1 2019 - $2.3 million) in depreciation and depletion, $0.6 million (Q1 2019 - $0.6 million) in utilities, and $0.1 million (Q1 2019 – $0.1 million) in other costs

3.	General and administrative expenses for Q1 2020 include $4.7 million (Q1 2019 - $3.5 million) with respect to MCSA for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, $0.5 million (Q1 2019 - $0.5 million) with respect to NX Gold for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, and $2.3 million (Q1 2019 - $2.6 million) with respect to the corporate head office in Vancouver. Corporate head office costs are primarily comprised of $1.6 million (Q1 2019 - $1.7 million) in salaries, incentive payments, and consulting fees, $0.3 million (Q1 2019 - $0.4 million) in travel-related costs, and $0.1 million (Q1 2019 - $0.2 million) in professional fees. Increases in general and administrative expenses in Q1 2020 as compared to Q1 2019 reflect the growth of operations, particularly at MCSA, which included higher headcounts, incentive payments for exceeding board-mandated performance targets, as well as rate increases related to annual union contract negotiations at MCSA.

4.	Finance expense for Q1 2020 was $6.7 million (Q1 2019 - $6.8 million) and is primarily comprised of interest on loans at the corporate head office of $1.8 million (Q1 2019 - $3.1 million), interest on loans and borrowings at MCSA and NX Gold of $0.9 million (Q1 2019 - $0.9 million), loss on an interest rate swap derivative of $1.8 million (Q1 2019 - $nil), the accretion of the asset retirement obligations of $0.3 million (Q1 2019 - $1.3 million), and other finance expenses of $1.8 million (Q1 2019 - $1.5 million).

5.	Foreign exchange loss for Q1 2020 was $81.9 million (Q1 2019 - $0.3 million). This amount is primarily comprised of a foreign exchange loss on USD denominated debt of $26.9 million (Q1 2019 - $0.1 million) in MCSA for which the functional currency is the Brazilian Real, and a foreign exchange loss on unrealized derivative contracts of $52.7 million (Q1 2019 - $0.3 million). The foreign exchange losses were primarily a result of a strengthening of the US dollar against the Brazilian Real during this time of worldwide instability as a result of the Covid-19 pandemic. The foreign exchange loss on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the Brazilian Real/US dollar foreign exchange rates.

6.	In Q1 2020, the Company recognized a $14.7 million income tax recovery (Q1 2019 - income tax expense of $2.7 million), primarily resulting from the recognition of temporary deductible differences associated with MCSA’s losses in the current period which resulted primarily from the unrealized foreign exchange losses on derivatives and loans and borrowings denominated in US dollars.

Ero Copper Corp. March 31, 2020 MD&A                                                                    Page 12

7.	The foreign currency translation loss is a result of a strengthening of the US dollar against the Brazilian Real during this time of worldwide instability as a result of the Covid-19 pandemic. This foreign currency translation loss is mainly due to the debt denominated in USD.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

	2020			2019			2018
Selected Financial Information	Mar 31(1)	Dec 31(2)	Sept 30(3)	June 30	March 31	Dec 31(4)	Sept 30	June 30(5)
Revenue	$67.7	$75.7	$60.6	$76.5	$72.0	$85.1	$47.3	$61.0
Cost of product sold	$(35.8)	$(43.0)	$(38.4)	$(43.3)	$(38.1)	$(44.7)	$(27.9)	$(44.2)
Gross profit	$30.7	$31.1	$21.3	$32.1	$32.6	$39.0	$18.8	$15.9
Net income (loss) for period	$(53.0)	$45.4	$16.3	$15.3	$15.5	$11.3	$5.2	$(18.2)
Income (loss) per share attributable to
owners of the Company
- Basic	$(0.62)	$0.53	$0.19	$0.18	$0.18	$0.13	$0.06	$(0.22)
- Diluted	$(0.62)	$0.49	$0.18	$0.17	$0.17	$0.13	$0.06	$(0.22)
Weighted average number of common shares
outstanding
- Basic	85,759,194	85,620,168	85,505,675	85,032,841	84,804,389	84,736,476	84,504,954	84,458,914
- Diluted	85,759,194	91,670,988	91,320,363	90,696,926	89,917,828	89,191,707	88,638,656	84,458,914

Notes:

1.	During Q1 2020, the Company recognized a $81.9 million in foreign exchange losses. The foreign exchange losses were mainly comprised of a $26.9 million loss associated with US dollar denominated debt held by MCSA, whose functional currency is the Brazilian Real, and $52.7 million losses associated with unrealized losses on foreign exchange currency collar contracts. These foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the US dollar and the Brazilian Real resulting from the worldwide instability in currency rates as a result of the Covid-19 pandemic.

2.	During Q4 2019, the Company recognized a $25.2 million income tax recovery primarily resulting from the recognition of available tax losses and tax credits in MCSA. At December 31, 2019, the Company considered the taxable income generated since acquisition of MCSA and forecasted future taxable income and determined that it was now considered probable that the benefit of these losses and tax credits in MCSA would be realized.

3.	During the quarter ended September 30, 2019, the Company recognized a recovery of $21.6 million in net income related to value added taxes previously paid on sales in Brazil. The recovery was recognized as a result of a Brazil Supreme Court ruling in 2017 that concluded that the relevant taxing authorities had historically used an incorrect methodology to determine such taxes. The ruling set a precedent for all companies in Brazil but was required to be confirmed for the Company’s specific claim, for which approval was received in July 2019. These credits can be used to offset a variety of other taxes, including income taxes and taxes on future sales.

4.	During Q4 2018, MCSA began commercial production of the Vermelhos Mine. This resulted in increased sales this quarter, generating higher net income for the period.

5.	During the quarter ended June 30, 2018, the Company had an overall net loss of $18.2 million, which included $26.4 million in foreign exchange losses. The foreign exchange losses were comprised of a $12.2 million loss associated with US dollar denominated debt held by MCSA, whose functional currency is the Brazilian Real, $11.4 million loss on foreign exchange forward contracts and $2.8 million related to other operational exchange losses. The foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the US dollar and the Brazilian Real.

Ero Copper Corp. December 31, 2020 MD&A                                           Page 13

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at March 31, 2020, the Company held cash and cash equivalents of $44.3 million. Cash and cash equivalents are primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents increased by $22.8 million during Q1 2020. The Company’s cash flows from operating, investing and financing activities during Q1 2020 are summarized as follows:

•	Cash from operating activities of $37.3 million

•	Cash from financing activities of approximately $20.7 million, including:

o   $45.7 million proceeds from new loans and borrowings;

o   $0.4 million released from restricted cash;

o   $0.3 million proceeds from exercise of stock options and warrants net of:

o   $21.2 million of repayment on loans and borrowings;

o   $2.4 million of payment of interest on loans and borrowings;

o   $1.2 million of lease payments;

o	$0.8 million of other finance expenses

Partially offset by:

•	Cash used in investing activities of $27.9 million, including:

o   $28.4 million of additions to mineral property, plant and equipment;

o   $0.1 million of additions to exploration and evaluation assets net of:

o	$0.5 million from financial investments

As at March 31, 2020, the Company had working capital deficit of $12.4 million, arising primarily as a result of unrealized mark-to-market values associated with foreign currency derivative contracts.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company will continuously monitor its capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. While the Company has been successful in securing financing to date, there are no guarantees that it will be able to secure such financing in the future on terms acceptable to the Company, if at all. Taking into consideration cash flow from existing operations, management believes that the Company has sufficient working capital and financial resources to maintain its planned operations and activities for the foreseeable future.

Ero Copper Corp. December 31, 2020 MD&A                                           Page 14

At March 31, 2020, we had unrestricted cash and cash equivalents of $44.3 million compared to $19.5 million at March 31, 2019. The increase is primarily due to draw-downs under various credit facilities as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. We have no immediate need for the funds; however, proceeds will be used for general corporate purposes as required.

Contractual Obligations and Commitments

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries, MCSA and NX Gold S.A., to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

COVID-19 Pandemic Risk

The recent outbreak of the COVID-19 has had a negative impact on commodity prices and governmental actions to contain the outbreak may impact our ability to transport or market our concentrate or cause disruptions in our supply chains or interruption of production. A material spread of COVID-19 in jurisdictions where we operate could impact our ability to staff operations. A reduction in production or other COVID-19 related impacts, including but not limited to, low copper prices could cause a significant reduction in profitability of ongoing operations.

Global pandemic could cause temporary closure of businesses in regions that are significantly impacted by the health crises, or cause governments to take preventative measures such as the closure of points of entry, including ports and borders.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at March 31, 2020 and December 31, 2019:

	March 31, 2020	December 31, 2019
Cash and cash equivalents	$44,338	$21,485
Restricted cash	1,125	1,500
Accounts receivable	4,268	7,680
Deposits and other non-current assets	546	2,396
	$50,277	$33,061

The Company invests cash and cash equivalents as well as restricted cash with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has only three significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the three month period ended March 31, 2020 nor has a provision for credit losses been recognized.

Ero Copper Corp. December 31, 2020 MD&A                                           Page 15

Foreign exchange currency risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At March 31, 2020, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $381.6 million with an average floor rate of 3.92 BRL to US Dollar and an average cap rate of 4.56 BRL to US Dollar (December 31, 2019 – notional amount of $336.6 million in foreign exchange forward collar contracts). The maturity dates of these contracts are from April 28, 2020 to December 1, 2021 and are financially settled on a net basis. The fair value of these contracts at March 31, 2020 was a liability of $52.7 million, (December 31, 2019 – nil) which was included in Derivatives in the statement of financial position. The change in fair value of foreign exchange collar contracts was a loss of $52.7 million for the three months ended March 31, 2020 ($0.3 million for the three months ended March 31, 2019) and has been recognized in foreign exchange loss. In addition, during the three months ended March 31, 2020, the Company recognized a realized loss of $2.8 million (a gain of $0.7 million for the three months ended March 31, 2019) related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Term Facilities of $150.0 million, Brazilian Real denominated bank loans of $6.5 million, Brazilian Real denominated lines of credit of $5.8 million, and Brazilian Real denominated equipment finance loans of $1.9 million. Based on the Company’s net exposure at March 31, 2020, a 1% change in the variable rates would have an impact of $1.6 million on pre-tax annual net income, without consideration of the effects of the swap contracts below.

In order to mitigate the above volatility due to variable rates on loans, as at March 31, 2020, the Company has entered into an interest rate swap contract to manage interest rate risk. The floating interest on a notional amount of $65 million was swapped for a fixed interest rate of 2.69%. The fair value of this contract at March 31, 2020 was a liability of $3.4 million (December 1, 2019 - $1.7 million) and was included in Derivatives in the statement of financial position. The change in fair value of $1.7 million is included in finance expense.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2019 and dated March 12, 2020 (the “AIF”).

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at March 31, 2020, the Company had no material off-balance sheet arrangements.

Ero Copper Corp. December 31, 2020 MD&A                                           Page 16

Contingencies

MCSA is subject to a number of claims (including claims related to tax, labour and social security matters and civil action) in the course of its business which individually are not material and have not been accrued for in the Company’s financial statements as it is not probable that a cash outflow will occur. While the Company believes that these claims are unlikely to be successful, if all such existing claims were decided against it, the Company could be exposed to a liability of up to approximately $21.8 million as at March 31, 2020 (December 31, 2019 - $31.1 million), which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.

Outstanding Share Data

At May 7, 2020, the Company had 85,798,644 common shares, 5,039,875 stock options, 2,866,662 warrants, and 438,463 performance share units issued and outstanding.

Related Party Disclosures

For the three month period ended March 31, 2020, amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

Key management personnel consist of the Company’s directors and officers and their compensation includes director retainer fees and management salaries paid to these individuals, as well as share-based compensation. The aggregate value of compensation paid to key management personnel for the three month period ended March 31, 2020 was $1.8 million ($1.4 million for the three month period ended March 31, 2019). In addition, 43,456 options and 32,327 deferred share units were issued to non-executive directors during the three month period ended March 31, 2020 (1,100,155 options and 130,636 share units for the three month period ended March 31, 2019), with $1.3 million recognized in share-based compensation expense for the three month period ended March 31, 2020 ($1.4 million for the three month period ended March 31, 2019).

During the three month period ended March 31, 2020, key management personnel exercised 25,000 for cash proceeds to the Company of $38 thousand (nil options for the three month period ended March 31, 2019).

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s significant accounting policies and accounting estimates are contained in the Company’s December 31, 2019 consolidated financial statements. Certain of these policies, such as, capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, and decommissioning liabilities provisions involve critical accounting estimates because they require management of the Company to make subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

In preparing its financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Ero Copper Corp. December 31, 2020 MD&A                                           Page 17

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk. Derivative instruments are classified within Level 2 of the fair value hierarchy.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. For a description of the critical judgements in application of the accounting policies and information about assumptions and estimations uncertainties, refer to the Company’s MD&A for the year ended December 31, 2019, which is available on SEDAR at www.sedar.com.

Local Currency Operating Metrics – Presented in Brazilian Real

		2020 - Q1	2019 - Q4	2019 - Q1
Costs (MCSA Operations)
Mining - UG (Pilar)	R$	60,657	66,743	51,887
- UG (Vermelhos)		40,421	39,864	29,052
- OP		-	29	2,279
Processing		19,049	22,250	18,546
Indirect		12,629	12,822	12,363
Production costs		132,756	141,708	114,127
Capex development		(40,892)	(45,009)	(24,671)
By-product credits		(15,792)	(16,876)	(9,740)
Treatment, refining and other		(1,627)	3,895	603
C1 cash costs	R$	74,445	83,717	80,319
Breakdown Mined and Processed (tonnes)
UG Mined		612,510	675,258	541,877
OP Mined		-	-	234,211
Total Mined (t):		612,510	675,258	776,088
Total Processed (t)		607,959	589,065	530,133
Cu Production (t)		10,657	11,526	10,645
UG Mining Total - R$/tonne mined		98.26	91.22	103.84
Pilar - R$/tonne mined(1)		79.68	78.56	99.14
Vermelhos - R$/tonne mined(1)		125.46	118.52	114.63
OP Mining - R$/tonne mined(2)		n/a	n/a	9.73
Processing - R$/tonne processed		31.33	37.77	34.98
Indirect - R$/tonne processed		20.77	21.77	23.32

Footnotes

General - Above only includes amounts from MCSA. NX Gold operations are excluded.

[1] Starting 2019, the Company breaks out the cost metrics for underground mining between Pilar and Vermelhos.

[2] There was no OP production in Q4 2019 and Q1 2020.

Ero Copper Corp. December 31, 2020 MD&A                                           Page 18

NON-IFRS MEASURES

Financial results of the Company are prepared in accordance with IFRS. The Company utilizes certain non-IFRS measures, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income (loss) attributable to owners of the Company, Adjusted earnings (loss) per share, net debt and working capital, which are not measures recognized under IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is the sum of production costs, net of capital expenditure development costs and by-product credits, divided by the copper pounds produced. C1 cash costs reported by the Company include treatment, refining charges, offsite costs, and certain tax credits relating to sales invoiced to the Company’s Brazilian customer on sales. By-product credits are calculated based on actual precious metal sales (net of treatment costs) during the period divided by the total pounds of copper produced during the period. C1 cash cost of copper produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of goods sold, its most directly comparable IFRS measure.

	2020 - Q1	2019 - Q4	2019 - Q1
Reconciliation:
Cost of Product Sold	$29,954	$35,620	$30,851
Add (less):
Depreciation/amortization/depletion	(9,566)	(11,128)	(9,762)
Incentive payments	(594)	(2,870)	-
Net change in inventory	(208)	322	1,397
Transportation costs & other	1,020	1,479	1,238
By-product credits	(3,543)	(4,101)	(2,583)
Treatment, refining, and other	(368)	935	165
Foreign exchange translation adjustments	1	74	5
C1 cash costs	$16,696	$20,330	$21,311

Ero Copper Corp. December 31, 2020 MD&A                                           Page 19

	2020 - Q1	2019 - Q4	2019 - Q1
Costs
Mining	$22,674	$25,910	$22,313
Processing	4,273	5,406	4,921
Indirect	2,833	3,116	3,032
Production costs	29,780	34,432	30,266
Capex development	(9,173)	(10,936)	(6,537)
By-product credits	(3,543)	(4,101)	(2,583)
Treatment, refining and other	(368)	935	165
C1 cash costs	$16,696	$20,330	$21,311
Costs per pound
Payable copper produced (lb)	23,495	25,411	23,468
Mining	$0.97	$1.02	$0.95
Processing	$0.18	$0.21	$0.21
Indirect	$0.12	$0.12	$0.13
Capex development	$(0.39)	$(0.43)	$(0.28)
By-product credits	$(0.15)	$(0.16)	$(0.11)
Treatment, refining and other	$(0.02)	$0.04	$0.01
C1 cash cost of copper produced (per lb)	$0.71	$0.80	$0.91

C1 Cash Cost of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is the sum of production costs, net of capital expenditure development costs and silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. C1 cash cost of gold produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

The following table provides a reconciliation of C1 cash cost of gold produced per ounce to cost of goods sold, its most directly comparable IFRS measure.

	2020 - Q1	2019 - Q4	2019 - Q1
Reconciliation:
Cost of Product Sold	$5,857	$7,397	$7,289
Add (less):
Depreciation/amortization/depletion	(883)	(881)	(2,336)
Incentive payments	(172)	-	-
Net change in inventory	(71)	120	49
By-product credits	(72)	(67)	(89)
Foreign exchange translation adjustments	9	(18)	-
C1 cash costs	$4,668	$5,917	$4,913

Ero Copper Corp. December 31, 2020 MD&A                                           Page 20

	2020 - Q1	2019 - Q4	2019 - Q1
Costs
Mining	$3,977	$3,255	$2,667
Processing	1,798	2,274	1,667
Indirect	798	995	816
Production costs	6,573	6,524	5,150
Capex development	(1,833)	(540)	(148)
By-product credits	(72)	(67)	(89)
C1 cash costs	$4,668	$5,917	$4,913
Costs per ounce
Payable gold produced (ounces)	7,866	6,043	10,119
Mining	$506	$539	$264
Processing	$229	$376	$165
Indirect	$101	$165	$81
Capex development	$(233)	$(89)	$(15)
By-product credits	$(9)	$(11)	$(9)
C1 cash cost of gold produced (per ounce)	$594	$980	$486

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA represents earnings before interest expense, income taxes, depreciation, and amortization. Adjusted EBITDA includes further adjustments for non-recurring items and/or items not indicative to the future operating performance of the Company. The Company believes EBITDA and adjusted EBITDA are appropriate supplemental measures of debt service capacity and performance of its operations.

Adjusted EBITDA is calculated by removing the following income statement items:

-	Foreign exchange loss (gain)
-	Loss on gold hedge contracts
-	Share based compensation

	2020 - Q1	2019 - Q4	2019 - Q1
Reconciliation:
Net income (loss)	$(52,995)	$45,409	$15,483
Adjustments:
Finance expenses	6,651	2,014	6,810
Tax expense (recovery)	(14,704)	(25,209)	2,731
Depreciation/amortization/depletion	10,481	12,042	12,139
EBITDA	(50,567)	34,256	37,163
Foreign exchange loss (gain)	81,922	(4,423)	288
Loss on gold hedge contracts	-	15	-
Share based compensation	2,049	1,304	1,843
Adjusted EBITDA	$33,404	$31,152	$39,294

Ero Copper Corp. March 31, 2020 MD&A	Page 21

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The Company uses the financial measure “Adjusted net income attributable to owners of the Company” and “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use this information to evaluate the Company’s performance. The Company excludes the following items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations: i) net recovery of value added taxes, ii) share based compensation iii) unrealized foreign exchange loss (gain) on USD denominated debt in MCSA, iv) unrealized loss (gain) on foreign exchange derivative contracts, v) unrealized loss on gold hedge contracts, and vi) loss on debt settlement. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.

The following table provides a detailed reconciliation of net income (loss) attributable to owners of the Company as reported in the Company’s consolidated financial statements to adjusted net income attributable to owners of the Company and Adjusted EPS.

	2020 - Q1	2019 - Q4	2019 - Q1
Reconciliation:
Net income (loss) as reported attributable to the owners of the Company	$(52,753)	$45,169	$15,323
Adjustments for:
Share based compensation	2,049	1,304	-
Unrealized foreign exchange loss (gain) on USD denominated debt in MCSA	26,766	(3,738)	135
Net unrealized loss (gain) on foreign exchange derivative contracts	43,081	(1,404)	264
Unrealized loss (gain) on gold hedge contracts	-	(677)	-
Unrealized loss (gain) on interest rate derivative	1,691	-	-
Adjusted net income attributed to owners of the Company	$20,834	$40,654	$15,722
Weighted average number of common shares - basic	85,759,194	85,620,168	84,804,389
Weighted average number of common shares - diluted	91,409,738	91,670,988	89,917,828
Adjusted earnings per share - basic	$0.24	$0.47	$0.19
Adjusted earnings per share - diluted	$0.23	$0.44	$0.17

Note - Starting in 2019 Q4, share based compensation is included as an adjustment to the calculation of Adjusted EPS.

Net Debt

Net debt is determined based on cash and cash equivalents, restricted cash and loans and borrowings as reported in the Company’s consolidated financial statements. The Company uses net debt as a measure of the Company’s ability to pay down its debt. The following table provides a calculation of net debt based on amounts presented in the Company’s consolidated financial statements as at March 31, 2020 and December 31, 2019.

Ero Copper Corp. March 31, 2020 MD&A	Page 22

	March 31	December 31,
	2020	2019
Cash and cash equivalents	$44,338	$21,485
Restricted cash	1,125	1,500
Less: Current portion of loans and borrowings	(19,821)	(18,984)
Long-term portion of loans and borrowings	(165,760)	(140,386)
Net Debt	$(140,118)	$(136,385)

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company's consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facilities in place. The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at March 31, 2020 and December 31, 2019.

	March 31	December 31,
	2020	2019
Current Assets	$84,693	$75,565
Less: Current Liabilities	(97,076)	(80,481)
Working Capital (Deficit)	$(12,383)	$(4,916)
Available undrawn revolving credit facilities	-	30,000
Available Liquidity	$(12,383)	$25,084

Internal Control over Financial Reporting

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company uses the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

There were no changes in the Company’s ICFR that materially affected, or are reasonably likely to materially affect, ICFR during Q1 2020.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following reports:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2019 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley”, dated November 25, 2019 with an effective date of September 18, 2019, prepared by Rubens Jose De Mendonça, MAusIMM, of Planminas – Projectos e Consultoria em Mineração Ltd. (“Planminas”), Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, and Bernardo Horta de Cerqueira Viana, MAIG, all of GE21 Consultoria Mineral Ltda. (“GE21”), and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Vale do Curaçá Technical Report”).

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The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated February 3, 2020 with an effective date of September 30, 2019, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “NX Gold Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Feasibility Study, Technical Report for the Boa Esperança Copper Project, Pará State Brazil”, dated September 7, 2017 with an effective date of June 1, 2017, prepared by Rubens Mendonça, MAusIMM of SRK Consultores do Brasil Ltda. (“SRK” or “SRK Brazil”) as at the date of the report (now of Planminas) and Carlos Barbosa, MAIG and Girogio di Tomi, MAusIMM, both of SRK Brazil, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Boa Esperança Feasibility Study”).

Reference should be made to the full text of the Vale do Curaçá Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, each of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

The disclosure of Technical Information in this MD&A was reviewed and approved by Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information includes statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to the Company's expected operations at the Vermelhos and Pilar Mines as well as at the NX Gold Property, drilling plans, plans for the Company's exploration program, timing of any updated mineral resource and reserve updates and technical reports, the Company's ability to service its ongoing obligations, the Company's future production outlook, cash costs, capital resources, expenditures, the impact of new accounting standards and amendments on the Company's financial statements, and current global macroeconomic uncertainty stemming from the Covid-19 pandemic and its impact on the Company’s business, financial condition, results of operations, cash flows and prospects.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this MD&A including, without limitation, assumptions about: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Vale do Curaçá Property, NX Gold Property and the Boa Esperanҫa Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force conditions to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

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Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the AIF.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Forward-looking information contained herein is made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”).

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with Measured or Indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an Inferred mineral resource will be upgraded to an Indicated or Measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, Inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedar.com.

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